

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

January 31, 2017

Brad Rock
DLA Piper LLP (US)
brad.rock@dlapiper.com

Re: Ross Stores, Inc.

Dear Mr. Rock:

This is in regard to your letter dated January 30, 2017 concerning the shareholder proposal submitted by The Humane Society of the United States for inclusion in Ross Stores' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Ross Stores therefore withdraws its December 28, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: P.J. Smith
The Humane Society of the United States
pjsmith@humanesociety.org



DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, California 94105-2933
www.dlapiper.com

Brad Rock
brad.rock@dlapiper.com
T 415.836.2598
F 415.659.7309

January 30, 2017
VIA E-MAIL

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, DC 20549

Re: Ross Stores, Inc.
Withdrawal of No-action Request and Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the Humane Society of the United States

Ladies and Gentlemen:

In a letter dated December 28, 2016, we requested that the Staff of the Division of Corporation Finance concur that our client, Ross Stores, Inc., a Delaware corporation (the "***Company***"), is permitted to exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "***2017 Proxy Materials***") a stockholder proposal (the "***Proposal***") and statement in support thereof received on October 31, 2016 from The Humane Society of the United States ("***HSUS***").

Attached as **Exhibit A** is an email notice to the Company dated January 30, 2017, from Mr. P.J. Smith, Corporate Engagement Manager of HSUS, which withdraws the Proposal submitted by HSUS. In reliance on this notice from HSUS, we hereby withdraw the December 28, 2016, no-action request relating to the Proposal and the Company's ability to exclude it from the 2017 Proxy Materials pursuant to Rule 14a-8 under the Exchange Act of 1934.



Please call me at (415) 836-2598 with any questions regarding this matter.

Very truly yours,

DLA Piper LLP (US)

Brad Rock
Partner

Enclosures

cc: Ken Jew, Senior Vice President, General Counsel & Assistant Corporate Secretary, Ross Stores, Inc.

The Humane Society of the United States
Attn: P.J. Smith, Corporate Engagement Manager
1255 23rd Street, NW, Suite 450
Washington, DC 20037

EXHIBIT A

Email Notice from The Humane Society of the United States to withdraw Proposal
[Edited to remove personally identifiable email and phone information]

From: PJ Smith [mailto:[xxx]@humanesociety.org]
Sent: Monday, January 30, 2017 2:00 PM
To: Ken Jew (Legal)
Subject: HSUS stockholder proposal withdrawal

Hi Ken,

Hope you're well. Please allow this e-mail to serve as official notification that HSUS is withdrawing its shareholder proposal.

I look forward to finding ways Ross and HSUS can work together to reduce the risks that go along with selling animal fur. I'm confident these issues will continue to gain traction, socially and in business, as more and more major companies become leaders on animal welfare.

Happy to chat anytime. Thanks!

Best,
PJ Smith

P.J. Smith
Senior Manager, Fashion Policy
[xxx]@humanesociety.org
301.366.xxxx

The Humane Society of the United States
1255 23rd Street, NW, Suite 450
Washington, DC 20037
humanesociety.org

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THE HUMANE SOCIETY
OF THE UNITED STATES



DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, California 94105
www.dlapiper.com

Brad Rock
brad.rock@dlapiper.com
T 415.836.2598
F 415.659.7309

December 28, 2016

VIA E-MAIL

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, DC 20549

Re: Ross Stores, Inc.
Notice of Intent to Omit from Proxy Materials the Shareholder
Proposal of the Humane Society of the United States

Ladies and Gentlemen:

This letter is to inform you that our client, Ross Stores, Inc., a Delaware corporation ("***Ross Stores***" or the "***Company***"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "***2017 Proxy Materials***") a stockholder proposal (the "***Proposal***") and statement in support thereof received from The Humane Society of the United States ("***HSUS***" or the "***Proponent***").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "***Commission***") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***") provide that stockholder proposal proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "***Staff***"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.



THE PROPOSAL

The Proposal states:

> RESOLVED, that shareholders ask that Ross Stores Inc. adopt a policy, and amend other governing documents as necessary, to require that the Board's Chair be an independent director, as defined by NYSE. This independence requirement shall apply prospectively, so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent Chair if a current Chair ceases to be independent between annual shareholder meetings.

A copy of the Proposal and Supporting Statement, as well as related correspondence with the Proponent, are attached to this letter as Exhibit A.

BACKGROUND

While the Proposal submitted by HSUS ostensibly relates to a matter of corporate governance, that is a pretext. As plainly indicated in emails sent by an HSUS representative to Ross Stores officers and directors prior to submitting the Proposal, as well as in other prior and subsequent communications from HSUS, in reality this is just a tactic and a further chapter in an ongoing campaign by HSUS to pressure the Company to adopt a "fur free" policy, consistent with the pursuit by HSUS of its mission to promote the broad adoption of such policies by retailers, food companies and others. In its own words, HSUS has "engaged with Ross for many years regarding the issue of products containing real fur."

In an email dated September 13, 2016 addressed to Michael Balmuth (Executive Chairman of Ross Stores), P.J. Smith (Corporate Engagement Manager of HSUS) states:

> "*I'm writing from The Humane Society of the United States to let you know that **we're considering a shareholder proposal at Ross seeking an independent board chair policy**, and **to see if you or senior management would consider coming to the table with us instead**. . . (Emphasis added).*
>
> *We've engaged with Ross for many years regarding the issue of products containing real fur. . . .*
>
> *Since Ross does not knowingly buy real animal fur, we hope you'll agree that it won't take much to make the policy public on your website. Is this something you'd support? Thanks so much, and I'm happy to chat any time. Have a great day.*"



A copy of the referenced email, as well as other related email correspondence from the Proponent, is attached to this letter as Exhibit B.

Previously, HSUS has made numerous other efforts and threats in pursuing its unique agenda over the years, including a prior stockholder proposal, and other attempts to take advantage of rules and resources of federal governmental agencies that are intended for other purposes. These past efforts have also included campaigns of personal emails to officers or Board members of the Company, offering to stop the governmental action if "appropriate action" (i.e. adoption of a "fur free" policy) is taken.

For the Company's 2012 Annual Meeting of Stockholders, HSUS submitted an express proposal for the purpose of requesting a vote by the Company's shareholders on adoption of a "fur free" policy. HSUS withdrew that proposal however, before the Staff had responded to a no-action request submitted by Ross Stores, presumably because the Staff had issued its response in connection with an essentially equivalent proposal, concurring with the other registrant/ company's determination to exclude it. *See Ross Stores, Inc. (*avail. March 6, 2012*)* and *Dilliard's Inc*. (avail. Feb. 22, 2012). The 2012 no-action request from Ross Stores and related correspondence with HSUS can be found at https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/humanesociety030612-14a8.pdf.

More recently, HSUS has sought to use the threat of federal rules intended to provide consumer protection rights as a tool to pursue its own desire to pressure the Company and other retailers to adopt and publicly announce "fur free" policies. In August of 2016, HSUS issued a press release to draw attention to the petition it filed with the US Federal Trade Commission (the "***FTC***") to request that the FTC bring enforcement action under federal consumer protection laws against 17 retailers, alleging false advertising in regard to garments containing fur. At page 22 of its 33-page long petition, HSUS noted that one item of women's clothing (previously called out in a press release by HSUS in ***2012***) had allegedly been obtained by an HSUS investigator from a Company store in October 2012, and that the investigator had examined the black fur trim and determined that it was animal fur and not faux fur as indicated on one sewn-in label. In conjunction with making the press release, a representative of HSUS sent an email to the CEO of Ross Stores, ending with a post script note: *"p.s. In the past, we've recommended to the FTC that the agency remove certain companies from our petitions even after they're filed, and would consider doing so here too, if appropriate actions could be taken on this issue."* Copies of relevant items of email correspondence from representatives of HSUS are included in Exhibit B attached to this letter.

As is apparent to anyone who visits the stores, Ross Stores does not target apparel or other merchandise that contains animal fur, or consistently carry any particular merchandise that contains fur. As an off-price retailer, Ross Stores sources its products primarily from excess



inventory of other retailers and from production overruns by manufacturers. Items made from fur or that include fur are not a meaningful merchandise category for the Company, and are not significant or recognizable enough to even be separately tracked. To the extent the Company from time to time happens to carry isolated items that use any fur, they are typically items of apparel with purely incidental amounts of fur trim, such as on winter coats, or perhaps on fashion accessories or in the lining of gloves. The Company's buying staff believes that products that use animal fur represent far less than one percent (1%) of the Company's clothing, shoes and accessory purchases.

Ross Stores operates two brands of off-price retail apparel and home fashion stores. At October 29, 2016, Ross Stores operated 1,535 stores – 1,342 Ross Dress for Less® locations in 36 states, the District of Columbia and Guam, and 193 dd's DISCOUNTS® stores in 15 states. Ross offers first-quality, in-season, name brand and designer apparel, accessories, footwear, and home fashions for the entire family at savings of 20% to 60% off department and specialty store regular prices every day. Ross Dress for Less targets customers who are primarily from middle income households, while dd's DISCOUNTS features a more moderately-priced assortment of first-quality, in-season, name brand apparel, accessories, footwear, and home fashions for the entire family at savings of 20% to 70% off moderate department and discount store regular prices every day. Ross Stores sells recognizable brand-name merchandise that is current and fashionable in each category. The mix of sales year to date by department in fiscal 2016 has been approximately as follows: Ladies 29%; Home Accents and Bed and Bath 24%; Shoes 14%; Men's 13%; Accessories, Lingerie, Fine Jewelry and Fragrances 12%; and Children's 8%. The merchandise offerings also include product categories such as small furniture and furniture accents, educational toys and games, luggage, gourmet food and cookware, watches, sporting goods and, in select Ross stores, fine jewelry.

The Board of Directors of Ross Stores (the "***Board***") currently consists of eleven (11) authorized members. The roles of Chairman of the Board ("***Chair***") and of Chief Executive Officer ("***CEO***") are held by two separate individuals. A separation of those roles has been in place on the Board for twenty (20) years. Michael Balmuth currently serves as Executive Chairman. Mr. Balmuth was formerly the Company's CEO from 1996 to 2014. The current CEO is Barbara Rentler; she has been in that position since 2014. Beginning in fiscal 2014, the Board has also designated a Lead Independent Director to act as a liaison between Chair, CEO and independent directors, and to serve as the designated Chair of the Nominating and Corporate Governance Committee. The designation of a Lead Independent Director is a widely adopted approach in structuring Board leadership to enhance the involvement and oversight of management by the independent directors. The Lead Independent Director position currently rotates annually among the independent directors.



BASES FOR EXCLUSION

The Company believes that the Proposal is excludable under at least two of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. [Rule 14a-8(i)(4)] *Personal Grievance; Special Interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the Proponent], or to further a personal interest, which is not shared by the other shareholders at large; and

2. [Rule 14a-8(i)(3)] *Violation of Proxy Rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

ANALYSIS

A. The Proposal is designed to result in a benefit to HSUS, or to further a personal interest of HSUS, which is not shared by the other shareholders at large.

Rule 14a-8(i)(4) permits the exclusion of a shareholder proposal that is designed to result in a benefit to the proponent, or to further a personal interest of the proponent, which is not shared by the other shareholders at large. Such a proposal is an abuse of the security holder proposal process.

Although on its face appearing to be a proposal seeking a change on a matter of board governance, that is merely a pretext and is not the objective of HSUS in submitting the proposal. The Proposal was submitted by HSUS as a tactic to obtain leverage in its ongoing efforts to pressure Ross Stores to publicly adopt a "fur free" policy. The real reason the Proposal was submitted is baldly revealed in the earlier (September 13, 2016) email from HSUS, quoted at length in the Background Section above: ". . . *we're considering a shareholder proposal at Ross seeking an independent board chair policy, and to see if you or senior management would consider coming to the table with us instead. . . ."* Similar email messages were sent by HSUS to other members of the Board. When the Company declined the invitation to "come to the table" or engage further with HSUS regarding its continued demands for public announcement of a "fur free" policy, HSUS subsequently delivered a request to include the Proposal, by letter dated October 31, 2016. Copies of relevant items of correspondence from representatives of HSUS are included in Exhibit A and Exhibit B attached to this letter.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not



necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Commission has stated, in discussing the predecessor of Rule 14a-8(i)(4) (Rule 14a-8(c)(4)), that Rule 14a-8 "is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) provides a means to exclude shareholder proposals the purpose of which is to "air or remedy" a personal grievance or advance some personal interest. This interpretation is consistent with the Commission's statement at the time the rule was adopted that "the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Commission also has confirmed that this basis for exclusion applies even to proposals phrased in terms that "might relate to matters which may be of general interest to all security holders," and thus that Rule 14a-8(i)(4) justifies the omission of neutrally-worded proposals "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982). The Staff's interpretation of Rule 14a-8(i)(4) clearly contemplates looking beyond the four corners of a proposal for the purpose of identifying a personal interest or grievance to which the submission of the proposal relates.

Consistent with this interpretation of Rule 14a-8(i)(4), the Staff on numerous occasions has concurred in the exclusion of a proposal that included a facially-neutral resolution, but where the facts demonstrated that the proposal's true intent was to further a personal interest or redress a personal claim or grievance. For example, in *State Street Corp*. (avail. Jan. 5, 2007), the Staff agreed that the company could exclude under Rule 14a-8(i)(4) a facially-neutral proposal that the company separate the positions of Chair and CEO and provide for an independent Chair when brought by a former employee, after that former employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO.

Similarly, in *Pfizer, Inc*. (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" shareholder proposal that appeared to seek a shareholder vote on the CEO's compensation. Despite the proposal addressing a topic that potentially could have been of



general interest among Pfizer's shareholders, Pfizer argued that the evidence of the proponent's continued claims against Pfizer, including in the letter that the proponent sent to the CEO, supported the conclusion that the shareholder proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also American Express Co*. (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for noncompliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation).

As was the case in *State Street Corp*., where there was a lengthy campaign of public harassment against the company and its CEO, here HSUS has "*engaged with Ross for many years regarding the issue of products containing real fur*" in a continuous and public campaign of harassment. The current Proposal is, in reality, not made for the ostensible and apparently neutral reasons stated in the Proposal, but in ongoing pursuit of a personal agenda unique to the Proponent.

It is further evidence of the Proponent's insincerity and lack of good faith in submitting the Proposal that the Proposal includes obvious errors, and the Supporting Statement is completely off topic and misdirected. The Proposal seeks a policy "that the Board's Chair be an independent director, as defined by *NYSE*" (emphasis added). But Ross Stores is listed on the *NASDAQ Stock Market*, not the NYSE. And as discussed further under Section C below, ***the Supporting Statement is devoted almost entirely to reasons in favor of separation of the Chair position from the role of CEO***. **But the Board of Ross Stores has already done that, for more than 20 years.** Almost nothing in the Supporting Statement could be applicable to Ross Stores. An obvious explanation for this thoughtlessness is that the Proponent has no actual interest in changing, or even understanding, the governance aspects at this company. The Proposal was not really submitted for that reason, but purely as a cynical tactic to pressure senior management of Ross Stores to "come to the table" and to meet the demand by HSUS to adopt a "fur free" policy. This is an abuse by the Proponent of the SEC's rules and processes for bringing shareholder proposals and an effort to achieve personal ends that are not in the common interest of the issuer's shareholders generally, which should not be tolerated.

For the reasons discussed above, the Company has concluded that it may exclude the Proposal from the 2017 Proxy Materials under Rule 14a-8(i)(4). We respectfully ask that the Staff concur that from the facts presented by the Company, it has been shown the Proponent is using the Proposal as a tactic designed to further a personal interest and to result in a benefit to the Proponent which is not shared by the other shareholders at large.



B. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal relies upon a reference to the NYSE independence definitions for a central aspect of the Proposal, rendering the Proposal impermissibly vague and indefinite.

We believe that the Proposal may also be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal seeks to impose a policy of independence by reference to a particular set of external standards, namely the New York Stock Exchange (the "***NYSE***") listing rules, to implement the central aspect of the Proposal but fails to sufficiently describe or explain the substantive provisions of those standards, rendering the Proposal impermissibly vague and indefinite so as to be inherently misleading.

As further discussed below, the Proposal is virtually identical to the proposal in *Chevron Corp.* (avail. Mar. 15, 2013) and *Wellpoint, Inc.* (avail. Feb. 24, 2012; *recon. denied* Mar. 27, 2012), and substantially similar to proposals in *The Proctor & Gamble Company* (avail. Jul. 6, 2012; *recon. denied* Sept. 20, 2012), *Cardinal Health, Inc.* (avail. Jul. 6, 2012), *The Clorox Company* (avail. Aug. 13, 2012) and *Harris Corporation* (avail. Aug. 13, 2012). In each case, the Staff permitted the company to exclude a similar proposal pursuant to Rule 14a-8(i)(3).

The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) when it is vague and indefinite so that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("***SLB 14B***"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("***SLB 14G***"), the Staff explained its approach to assessing whether a proposal that contains a reference to an external standard is vague and misleading, addressing specifically the context where a proposal contains a reference to a website:

> In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.
>
> If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also



> contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite.

The Staff has applied this standard to a number of proposals that – just like the Proposal – requested that companies adopt a policy to appoint an independent director to serve as Chair. In *Chevron Corp.* (avail. Mar. 15, 2013), the Staff quoted the first paragraph of the language from SLB 14G set forth above and concurred that a proposal could be excluded under Rule 14a-8(i)(3) because the proposal referred to, but did not explain, the NYSE listing standards for determining whether a director qualified as an independent director. Because an understanding of the NYSE listing standards' definition of "independent director" was necessary to determine with any reasonable certainty exactly what actions or measures the proposal required, the Staff explained, "[i]n our view, this definition is a central aspect of the proposal." Thus, the Staff concurred in exclusion of the proposal "because the proposal does not provide information about what the New York Stock Exchange's definition of 'independent director' means." *See also McKesson Corp.* (avail. Apr. 17, 2013; *recon. denied* May 31, 2013), in which the Staff repeated the evaluation standard from SLB 14G, and then concluded: "Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of 'independent director' means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Similarly, in *Wellpoint, Inc.*, the Staff concurred that the company could exclude a proposal that was virtually identical to the Proposal. In its no-action request, Wellpoint argued that it could exclude the proposal pursuant to Rule 14a-8(i)(3) because it relied upon an external standard of independence to implement the "central aspect" of the proposal (as in the Proposal, the NYSE standards) but nevertheless failed to describe the substantive provisions of the standard. The Staff concurred, noting "in particular, [the company's] view that, in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Following *Wellpoint,* the Staff concurred with the exclusion of similar proposals in *The Proctor & Gamble Company*; *Cardinal Health, Inc.*; *The Clorox Company*; and *Harris Corporation*. In each of those cases, the proposals sought a bylaw or policy requiring a Chair "who is independent" from the company and for this purpose "independent" would have "the meaning set forth in the NYSE listing standards." In each case, the company argued that the proposal could be excluded pursuant to Rule 14a-8(i)(3) because the proposal relied upon an external standard of independence to implement the central aspect of the proposal – as in the Proposal, the NYSE standards – but nevertheless failed to describe or explain the substantive provisions of the standard. Absent such a description or explanation in the proposal, shareholders would be unable to determine the specific independence requirements to be applied under the proposals. In each case, the Staff concurred.



The Proposal requests that "Ross Stores Inc. adopt a policy, and amend other governing documents as necessary, to require that the Board's Chair be an independent director, as defined by NYSE" and in substance is identical to the proposals in *Chevron Corp.*, *Wellpoint* and the other cited no-action request cases. As in each of these cited cases, the Proposal relies upon an external standard of independence (the NYSE standard) in order to implement the requested policy, but fails to describe or explain the substantive provisions of the standard. Without a description of the NYSE's listing standards in the proposal, shareholders will be unable to determine the specific standard of independence to be applied under the Proposal and therefore would be unable to make an informed decision on the merits of the proposal. As Staff precedent indicates, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on. *See* SLB 14B.

The Proposal is distinguishable from other shareholder proposals which the Staff did not concur were vague and indefinite, and thus were not excludable under Rule 14a-8(i)(3), and in which the proposal requested that the Chair be an independent director (by the NYSE standard) and be someone who had not previously served as an executive officer of the company. *See PepsiCo, Inc.* (avail. Feb. 2, 2012), *Reliance Steel & Aluminum Co.* (avail. Feb. 2, 2012), *Sempra Energy* (avail. Feb. 2, 2012), *General Electric Co.* (avail. Jan. 10, 2012, *recon. denied* Feb. 1, 2012) and *Allegheny Energy, Inc.* (avail. Feb. 12, 2010). In those instances, the proposals contained a two-prong standard of independence, which standing alone could reasonably be expected to permit shareholders to make an informed decision on the merits of the proposal. In contrast, the Proposal, like those in *Chevron Corp.*, *Wellpoint* and the other examples noted, only includes a single standard of independence (the NYSE standard of independence) that is neither described or explained in, nor understandable from, the text of the Proposal or the Supporting Statement. In this regard, again as in *Chevron Corp.*, *Wellpoint* and the other examples, the Supporting Statement's references to separation of the roles of Chair and CEO does not provide any information to shareholders as to the NYSE standards of independence. In fact, many companies that have separated the role of Chair and CEO have an executive chairman who would not satisfy the NYSE standard for independence.

Consistent with *Wellpoint*, *Chevron Corp.* and the other precedents, because the Proposal similarly relies on the NYSE standard of independence for implementation of a central element of the Proposal without describing or explaining that standard, the Proposal is impermissibly vague and indefinite so as to be inherently misleading and, therefore, excludable under Rule 14a-8(i)(3). The Proposal's failure to describe or explain the substantive provisions of the NYSE standards of independence, which is necessary to implement the central aspect of the Proposal, will render shareholders who are voting on the Proposal unable to determine with any reasonable certainly what actions or measures the Proposal requires.



C. The Proposal may be excluded under Rule 14a-8(i)(3) because the Supporting Statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Under Rule 14a-8(i)(3), a proposal may also be omitted from a registrant's proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

SLB 14B provides that a company may rely on Rule 14a-8(i)(3) to exclude a shareholder proposal if that proposal, among other things, contains statements that are objectively false or misleading, or if substantial portions of the proposal or the supporting statement are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. *See, e.g., Bank of America Corp*. (Mar. 12, 2013) (allowing exclusion under Rule 14a-8(i)(3) of a proposal requiring a stockholder value committee to explore "extraordinary transactions," defined as transactions that would require shareholder approval, but providing as examples transactions that were not extraordinary and would not require shareholder approval); *Freeport-McMoRan Copper & Gold Inc*. (Feb. 22, 1999) (permitting exclusion of a proposal unless revised to delete discussion of a news article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter, the annual election of directors). Pursuant to SLB 14B, reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances. The Staff has explained that a shareholder proposal can be sufficiently misleading, and therefore may be excluded in reliance on Rule 14a-8(i)(3), if the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc*. (Mar. 12, 1991).

Another basis for exclusion is where "the company demonstrates objectively that a factual statement is materially false or misleading." SLB 14B. In this regard, the Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that contain statements that are false or misleading. *See, e.g., Wal-Mart Stores, Inc*. (avail. Apr. 2, 2001) (concurring in the exclusion of a proposal to remove all "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp*. (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).



The Supporting Statement from the Proponent is entirely an argument for the separation of the Chair and CEO positions, and is irrelevant to the question of requiring an independent Chair. This creates a mistaken and misleading impression as to the subject of the Proposal, and the impression that Ross Stores does not already separate those roles, when *in fact the Board of Ross Stores has had a separate Chair and CEO for 20 years*. It reads as if the Proponent copied a 2012 supporting statement for a different proposal – namely, to institute a separation of the CEO position from the Chair position (whether or not filled by an independent director), and made minor changes to the first sentence and the conclusion, to insert references to independent director status. None of the rest of the discussion supports the actual Proposal. In addition, the Supporting Statement is materially misleading when it asserts that the cited sources and the included quotes provide support for a requirement that an independent director serve as Chair.

At least 75% of the words in the Supporting Statement (246 out of 329) are arguments for not having the CEO also hold the Chair position. Below is an analysis of each paragraph of the Supporting Statement.

The initial statement as to "the logic" for the concept of an independence requirement for the Chair position ends: "3. there is a potential conflict of interest and lack of checks and balances when a CEO is his or her own overseer while simultaneously managing the business." This is an argument for having separate individuals hold the two positions, but does not address independence.

The quote/question in the next paragraph, attributed to Andy Grove (famous former chairman of Intel Corporation) ends: "The Chairman runs the Board. How can the CEO be his own boss?" This, again, is an argument not for an independent director as Chair, but for separation.

The next paragraph cites a Sullivan & Cromwell survey, stating that approximately 70% of respondents believe the head of management should not concurrently chair the Board. Again, an argument for separation, and irrelevant to the issue of adopting a policy to require an independent Chair.

The next paragraph ends: "in 2012, 44% of all S&P 500 companies had Boards not chaired by their CEO." Ross Stores was already one of those companies in 2012. As an update, according to Spencer Stuart, that figure had increased to 48% in 2015 (just over half (52%) of companies in the S&P 500 Index were led by a dual chairman/CEO, while 29% had an independent Chair and 19% an executive or other outside Chair). Spencer Stuart Board Index (2015). Yet again, this includes no information relevant to or supportive of the question of independence, which is the only substantive point advocated in the Proposal.

The next paragraph bears particular examination. In it the Proponent states:



> "An independent Board Chair has also been found to improve financial performance. A 2012 GMI Ratings report, titled The Costs of a Combined Chair/CEO, found that companies with a separate CEO and Chair provide investors with five-year shareholder returns nearly 28% higher than those of companies helmed by a party of one."

The initial sentence of this paragraph asserts that performance has been found to improve where there is "an independent Board Chair." However, in the cited GMI Ratings report – while it clearly notes the distinction between independent and non-independent directors serving as a separate Chair from the CEO – the reported performance results are based collectively on all instances of separation of the roles, **and are not based on having an independent director as Chair**. It is completely misleading to suggest that an independent Chair policy had been found to improve performance, rather than a separation of Chair and CEO, based on that report.

The next paragraph of the Supporting Statement notes that numerous institutions support separation, including CalPERS (America's largest public pension fund) and Institutional Shareholder Services (ISS). Once again, this is support for separation of CEO and Chair (which Ross Stores does already) but provides no support in regard to a required policy of independence. Furthermore, it is misleading to cite ISS as supportive of the Proposal. Until 2014, ISS had a stated voting recommendation policy that would have likely led ISS to recommend "AGAINST" this Proposal, because Ross Stores has a separate CEO and Chair, and also a Lead Independent Director with a specified role and duties in support of Board oversight of management. In 2015, ISS adopted a change in its voting recommendation guidelines on the issue of an independent director as Chair, in favor of a "holistic" approach to that question. However, ISS still includes, on a case-by-case basis, the same considerations it had in 2014. While ISS indicates that in general it favors an independent director as Chair, it is misleading to suggest that ISS categorically recommends a vote FOR such a proposal. Finally, the paragraph indicates that The Council of Institutional Investors "states that a 'board should be chaired by an independent director.'" While that quote is literally correct, the paragraph from which it was taken does not include any discussion of the independent/non-independent status of a director serving as Chair, but is focused entirely on whether the CEO should concurrently serve as the Chair. This, yet again, is not an argument for an independent director as Chair, but for separation.

This brings up the last paragraph of the Supporting Statement, which is simply a conclusion to encourage stockholders to vote for the Proposal.

As this detailed analysis of the Supporting Statement shows, it is misleading on multiple levels. Fundamentally, it is misleading because it is completely off topic. It is entirely an argument in support of separating the Chair and CEO positions – which would mislead a stockholder either into thinking that subject (separation of the two roles) is what the Proposal addresses, and/or into



believing that Ross Stores does not already do so (when it does). The Supporting Statement is also misleading in its key elements and its citations, which are mischaracterized as being focused on the independence/non-independence of a separate Chair. In fact none of the cited support actually pertains to the only policy change requested in the Proposal.

As in the no-action letters referenced above, the Supporting Statement here contains substantial discussion of matters that are unrelated to and do not support the actual subject matter of the Proposal. These statements are misleading because they are irrelevant to the "core topic" of the Proposal and are likely to confuse shareholders as to what they are being asked to approve. In view of the foregoing, the Company has concluded that the Proposal may be excluded in reliance on Rule 14a-8(i)(3).

CONCLUSION

Ross Stores hereby requests that the Staff concur with the conclusion that it can properly exclude the Proposal, and confirm that the Staff will not recommend any enforcement action if Ross Stores excludes the Proposal from the 2017 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Ross Stores reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2017 Proxy Materials.

By copy of this letter, the Proponent is being notified of Ross Stores' intention to omit the Proposal from its 2017 Proxy Materials.



We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (415) 836-2598.

Very truly yours,

DLA Piper LLP (US)

Brad Rock
Partner

Enclosures

cc: Ken Jew, Senior Vice President, General Counsel & Corporate Secretary,
Ross Stores, Inc.

The Humane Society of the United States
Attn: P.J. Smith, Corporate Engagement Manager
2100 L Street, N.W.
Washington, DC 20037

EXHIBIT A

PROPOSAL

RESOLVED, that shareholders ask that Ross Stores Inc. adopt a policy, and amend other governing documents as necessary, to require that the Board's Chair be an independent director, as defined by NYSE. This independence requirement shall apply prospectively, so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent Chair if a current Chair ceases to be independent between annual shareholder meetings.

SUPPORTING STATEMENT:

As Executive Chair, Ross Stores' Board Chair is a company executive rather than an independent director—a practice that's come under increasing scrutiny for putting shareholders at risk. This concept of a Board Chair independence requirement is based on the following logic:

1. The role of management, including the CEO, is to run the company; and
2. the Board's role is to provide independent oversight of management, including of the CEO; therefore
3. there is a potential conflict of interest and lack of checks and balances when a CEO is his or her own overseer while simultaneously managing the business.

As Intel's former chair Andrew Grove asks, "Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

Increasingly, board members seem to agree. According to a Sullivan & Cromwell survey of 400 Board members, approximately 70% of respondents believe the head of management should not concurrently Chair the Board.

Indeed, this is a growing issue: in 2012, 44% of all S&P 500 companies had Boards not chaired by their CEO.

An independent Board Chair has also been found to improve financial performance. A 2012 GMI Ratings report, titled The Costs of a Combined Chair/CEO, found that companies with a separate CEO and Chair provide investors with five-year shareholder returns nearly 28% higher than those of companies helmed by a party of one.

It makes sense, then, that numerous institutions support separation, including CalPERS (America's largest public pension fund) and Institutional Shareholder Services (ISS). Additionally, The Council of Institutional Investors, whose members invest over $3 trillion, states that a "board should be chaired by an independent director."

Ensuring the Board Chair position is held by an independent director—rather than by company management—would benefit Ross Stores and its shareholders, and we encourage shareholders to vote FOR this proposal.



THE HUMANE SOCIETY
OF THE UNITED STATES

October 31, 2016

John G. Call, EVP of Finance and Legal and Corporate Secretary
Ross Stores
5130 Hacienda Drive
Dublin, CA 94568

Via UPS and email: john.call@ros.com

RE: Shareholder Proposal for Inclusion in the 2017 Proxy Materials

Dear Mr. Call,

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2017 annual meeting and a letter from The Humane Society of the United States' (HSUS) brokerage firm, BNY Mellon, confirming ownership of Ross Stores common stock. The HSUS has continuously held at least $2,000 in market value of Ross Stores common stock for the one-year period preceding and including the date of this letter and will hold at least this amount through and including the date of the 2017 shareholder meeting.

Please contact me if you need any further information or have any questions. If Ross Stores will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-366-6074 or pjsmith@humanesociety.org. Thank you for your assistance.

Sincerely,

Paul J. Smith

PJ Smith
Corporate Engagement Manager


BNY MELLON

Frank J. Mangone
Vice President
Sr. Relationship Manager

BNY Mellon Wealth Management
Family Office
200 Park Avenue, Floor 8
New York, NY 10016

T 212 922 7526 F 877 340 3476
frank.mangone@bnymellon.com

October 31, 2016

John G. Call, EVP of Finance and Legal and Corporate Secretary
Ross Stores
5130 Hacienda Drive
Dublin, CA 94568

Dear Mr. Call,

BNY Mellon National Association, custodian for The Humane Society of the United States, verifies that The Humane Society of the United States has continuously held at least $2,000.00 in market value of Ross Stores common stock for the one-year period preceding and including the date of this letter. Thank you.

Best Regards,

Frank J. Mangone
Vice President
BNY Mellon Wealth Management
212-922-7526

RESOLVED, that shareholders ask that Ross Stores Inc. adopt a policy, and amend other governing documents as necessary, to require that the Board's Chair be an independent director, as defined by NYSE. This independence requirement shall apply prospectively, so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent Chair if a current Chair ceases to be independent between annual shareholder meetings.

SUPPORTING STATEMENT:

As Executive Chair, Ross Stores' Board Chair is a company executive rather than an independent director—a practice that's come under increasing scrutiny for putting shareholders at risk. This concept of a Board Chair independence requirement is based on the following logic:

1. The role of management, including the CEO, is to run the company; and
2. the Board's role is to provide independent oversight of management, including of the CEO; therefore
3. there is a potential conflict of interest and lack of checks and balances when a CEO is his or her own overseer while simultaneously managing the business.

As Intel's former chair Andrew Grove asks, "Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

Increasingly, board members seem to agree. According to a Sullivan & Cromwell survey of 400 Board members, approximately 70% of respondents believe the head of management should not concurrently Chair the Board.

Indeed, this is a growing issue: in 2012, 44% of all S&P 500 companies had Boards not chaired by their CEO.

An independent Board Chair has also been found to improve financial performance. A 2012 GMI Ratings report, titled *The Costs of a Combined Chair/CEO*, found that companies with a separate CEO and Chair provide investors with five-year shareholder returns nearly 28% higher than those of companies helmed by a party of one.

It makes sense, then, that numerous institutions support separation, including CalPERS (America's largest public pension fund) and Institutional Shareholder Services (ISS). Additionally, The Council of Institutional Investors, whose members invest over $3 trillion, states that a "board should be chaired by an independent director."

Ensuring the Board Chair position is held by an independent director—rather than by company management—would benefit Ross Stores and its shareholders, and we encourage shareholders to vote FOR this proposal.

<u>EXHIBIT B</u>

CORRESPONDENCE WITH HSUS

From: PJ Smith <XXXX@humanesociety.org>
Date: September 13, 2016 at 4:05:36 PM EDT
To: "michael.balmuth"
Subject: Ross/HSUS

Dear Michael,

I hope you're well. I'm writing from The Humane Society of the United States to let you know that we're considering a shareholder proposal at Ross seeking an independent board chair policy, and to see if you or senior management would consider coming to the table with us instead.

As background: Everyone from the company who I've worked with has been terrific, including Mark LeHocky, who was a great emissary for Ross. We've engaged with Ross for many years regarding the issue of products containing real fur. Ross has told us privately that it does not knowingly sell items containing real fur, though unfortunately will not confirm that point in a public statement.

Today, animal welfare issues have come to bear such social and business relevance that we now ask all companies to make their sourcing policies transparent—which is indeed what dozens of the largest companies with animals in their supply chains (especially those that are publicly-owned) have done. For examples: Armani, Hugo Boss, H&M, Zara, Overstock.com, SeaWorld and many top food companies.

Since Ross does not knowingly buy real animal fur, we hope you'll agree that it won't take much to make the policy public on your website. Is this something you'd support? Thanks so much, and I'm happy to chat any time. Have a great day.

Best,
PJ Smith

P.J. Smith
Corporate Engagement Manager
XXXX@humanesociety.org
301.366.XXXX

[Sample email from HSUS to Ross Stores directors]

From: PJ Smith <XXXX@humanesociety.org>
Date: October 5, 2016 at 5:35:02 AM GMT+9
To: "stephen.milligan”>
Subject: Ross board of directors

Hi Steve,

I hope you’re well. I’m writing from The Humane Society of the United States to let you know that we’re considering a shareholder proposal at Ross seeking an independent board chair policy, and to see if you’d support senior management coming to the table with us instead.

As background: Everyone from the company who I’ve worked with has been terrific, including Mark LeHocky, who’s been a great emissary for Ross. We’ve engaged with Ross for many years regarding the issue of products containing real fur. Ross has told us privately that it does not knowingly sell items containing real fur, though unfortunately will not institute a public-facing fur-free statement.

Today, animal welfare issues have come to bear such social and business relevance that we now ask all companies to make their sourcing policies transparent—which is indeed what dozens of the largest companies with animals in their supply chains (especially those that are publicly-owned) have done. For examples: Armani, Hugo Boss, H&M, Zara, Overstock.com, SeaWorld and many top food companies.

Since Ross does not knowingly buy real animal fur, we hope you’ll agree that it won’t take much to make the policy public on your website. Is this something you’d support? Thanks so much, and I’m happy to chat any time. Have a great day.

Best,
PJ Smith

P.J. Smith
Corporate Engagement Manager
XXXX@humanesociety.org
301.366.XXXX

From: PJ Smith [mailto:XXXX@humanesociety.org]
Sent: Monday, December 12, 2016 2:28 PM
To: Michael Balmuth (NYBO Exec); Barbara Rentler (Chief Executive Officer)
Subject: HSUS

Hi Michael and Barbara,

Hope you're well. Wanted to let you know that I'll be in the San Francisco area for the month of January in case you'd like to get together to discuss HSUS's shareholder proposal and possible policy language for Ross now that TJ Maxx/Marshall's and Burlington Coat Factory are fur free.

From my past discussions with Mark LeHocky, I don't think it requires much for us to get aligned on this, and hope you agree.

Looking forward to hearing from you. Have a happy holiday!

Best,
PJ

P.J. Smith
Senior Manager, Fashion Policy
XXXX@humanesociety.org
301.366.XXXX

From: PJ Smith [mailto:XXXX@humanesociety.org]
Sent: Tuesday, August 09, 2016 6:19 PM
To: Barbara Rentler (Chief Executive Officer)
Subject: FYI, HSUS to FTC: take action against 17 retailers that sold animal fur as "faux fur"

Dear Ms. Rentler - I'm writing regarding Ross's misrepresentation of animal fur garments, as detailed in our newly-released investigation report and petition to the Federal Trade Commission (see below).

Are you open to discussing how Ross might be able to rectify these issues? If so, we're happy to connect.

Best,
PJ Smith

p.s. In the past, we've recommended to the FTC that the agency remove certain companies from our petitions even after they're filed, and would consider doing so here too, if appropriate actions could be taken on this issue.

http://www.humanesociety.org/news/press_releases/2016/08/hsus-ftc-action-against-fur-retailers-080916.html

HSUS to FTC: take action against 17 retailers that sold animal fur as "faux fur"

Amazon, Neiman Marcus, Kohl's, Nordstrom among those facing potential civil or criminal penalties

The Humane Society of the United States asks the Federal Trade Commission to bring enforcement action under federal consumer protection laws against 17 retailers for false advertising of fur garments. The retailers sold a combined 37 different styles of apparel and accessories that were advertised or labeled as "faux fur," but actually included animal fur from raccoon dogs, rabbits and coyotes.

In its largest collection of industry misrepresentations to date, The HSUS highlights violations from December 2011 through December 2015 by retailers Amazon, A-List/Kitson, Barneys, Belk, Bluefly, Century 21 Department Stores, Eminent/Revolve, Gilt, Kohl's, La Garconne, Mia Belle Baby, Neiman Marcus, Nordstrom, Ross, Ruelala, Searle and Stein Mart.

"Consumers would be horrified to know they have been duped into purchasing animal fur when they thought they were buying a humane alternative," said Pierre Grzybowski, Research and Enforcement manager of The HSUS's Fur-Free Campaign. "The FTC must crack down on this industry-wide problem of misrepresentation that The HSUS has been uncovering and documenting year-after-year for a decade."

The sale of these coats, footwear, key chains, handbags and cardigans as "faux fur," when in fact they include animal fur, is a violation of the Fur Products Labeling Act, The Federal Trade Commission Act, and in some cases a violation of outstanding cease-and-desist orders already issued by the agency. Violations can carry penalties of up to one year in prison and/or fines of up to $40,000.

MICHAEL Michael Kors, Marc by Marc Jacobs, Burberry Brit, Canada Goose, Rebecca Minkoff, Elie Tahari and Rag & Bone are among the 32 different brands of apparel and accessories sold by the retailers named in the petition.

The submission represents the latest in a series of HSUS investigations and actions regarding rampant false advertising and labeling in the animal fur apparel industry. The HSUS previously sought FTC action on the problem in March 2007, April 2008, November 2011, July 2014 and April 2015. But lack of vigorous industry-wide enforcement has allowed widespread violations to go unchecked.

Neiman Marcus and Eminent/Revolve are already under 20-year cease-and-desist orders from the FTC following an HSUS petition that identified similar violations in 2011.

More details can be found in the links below:

- Enforcement petition
- Graphical summary

P.J. Smith
Corporate Engagement Manager
XXXX@humanesociety.org
301.366.XXXX

The Humane Society of the United States
1255 23rd Street, NW, Suite 450
Washington, DC 20037
humanesociety.org